FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 15, 2012

FAIRFAX COMPLETES $200 MILLION SENIOR NOTES OFFERING
(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has completed its previously announced offering of $200 million in aggregate principal amount of 5.84% Senior Notes due 2022. Net proceeds of the issue, after commissions and expenses of the issue, are approximately $199 million.

The Senior Notes were offered through a syndicate of dealers led by BMO Capital Markets, Bank of America Merrill Lynch, CIBC, RBC Capital Markets and Scotiabank Global Banking and Markets, that includes TD Securities, Citi Global Markets Canada, Cormark Securities, Canaccord Genuity, GMP Securities, HSBC Securities and National Bank Financial. The Senior Notes are unsecured obligations of Fairfax and pay a fixed rate of interest of 5.84 per cent per annum. Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States
Securities Act of 1933.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:      John Varnell, Vice President, Corporate Development at (416) 367-4941

               Media Contact
                Paul Rivett, Vice President, Operations at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946